Exhibit 4.30

Prepayment Agreement relating to Supplemental Agreement Relating to Agria Asia Investments Limited

Agria Group Limited (Agria Group) New Hope International (Hong Kong) Limited (New Hope)

Details

Date	5 August 2013

Parties

Name	Agria Group Limited
Short name	Agria Group
Notice Details	Room1701, 17/F, Dutyfree Business Building, Fuhua 1st Road, Futian District, Shenzhen, PRC (518048)

Fax	852-21955276
Attention	Patrick Tsang

Name	New Hope International (Hong Kong) Limited
Short name	New Hope
Notice Details	Suite 2508, West Tower, LG Twin Tower, Jianguomenwai Avenue, Chaoyang District, Beijing, China
Fax	010-65676087
Attention	Tianli Zhang

Background

A	The parties hereto have entered into a Shareholders Agreement (Shareholders Agreement) as of 28 June 2011 relating to Agria Asia Investments Limited (Company), whereby Clause 4 provides that New Hope shall have the right to sell its Shares in the Company to Agria Group (the “Put Option”) in the manner provided therein.

B	Contemporaneously thereto, the parties entered into a Supplemental Agreement (Supplemental Agreement) relating to the Company, whereby Clause 3 provides that the Parties agree that with respect to any fiscal year, if the dividends distributed by the Company to New Hope is less than 5% of the original subscription price per share under the Subscription Agreement multiplied by the number of Shares then held by New Hope (“Guaranteed Return”). Agria Group shall provide an interest-free loan to New Hope in the amount equal to the difference between the Guaranteed Return and the dividends received by New Hope. New Hope shall in subsequent years repay such amount of outstanding principal equal to any excess of the amount of any dividends received by New Hope from the Company over the Guaranteed Return.

C	The Parties are entering into this agreement to record the agreement and understanding of the Parties with respect to prepayment of the Repurchase Price and the Guaranteed Return to New Hope

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Agreed terms

1.	Defined terms and interpretation

In this agreement, unless the context otherwise requires, words and expression defined in the Shareholders Agreement and the Supplemental Agreement shall have the same meaning in this agreement.

2.	Prepayment of Repurchase Price

The Parties agree that notwithstanding the provision in the Agria Group hereby agrees to make the Shareholders Agreement and the Supplemental Agreement, subject only to the provision in relation to compound annual interest of 8% as provided in Clause 2(c) of the Supplemental Agreement, the Repurchase Price for 50% of the Shares initially subscribed by New Hope, shall be fixed at the sum of USD10,000,000 plus interest as provided in Clause 2(c) of the Supplemental Agreement and the Agria Group hereby agrees to make prepayment(s) of the Repurchase Price to New Hope in the following manner:

(a)        the sum of USD500,000 made on 14 January 2013;

(b)       the sum of USD3,500,000 to be made within one month from the execution date of this agreement;

(c)       the balance sum of USD 6,000,000 plus the interest calculated in accordance with Clause 2(c) of the Supplemental Agreement, payable in equivalent amount of RMB, to be made on or before 31 October 2013.

In consideration of the prepayment as aforesaid,

(d)        New Hope will refrain from exercising its Put Option until the expiry of 36 months following the Completion, for avoidance of doubt, by which time, New Hope shall be entitled to sell to Agria Group or its nominee(s) up to 100% of the Shares initially subscribed by New Hope; and for the avoidance of doubt, at the request of Agria Group, the Parties will in good faith facilitate the sale or transfer of the Shares in such manner without triggering the follow-on offer to be made in respect of other shares of PGW not already owned by Agria Group and/or its concert parties.

(e)        subject to and upon full payment of the Repurchase Price of USD10,000,000 or full Repurchase Price, as the case may be, New Hope thereby grants in favour of Agria Group a call option ("Call Option") to require New Hope to transfer free from encumbrances up to 50% or 100%, as the case may be of the Shares initially subscribed by New Hope to Agria Group or its nominee(s). The Call Option may be exercised in whole or in part at any time after full payment of the Repurchase Price.

The repurchase price for the Shares shall be determined in accordance with Clause 2 of the Supplemental Agreement. Agria Group may offset the prepayment(s) aforementioned against the payment of repurchase price of the Shares. For avoidance of doubt, Agria Group may not offset the payment of Guaranteed Return paid to New Hope as mentioned below against the payment of repurchase price for the Shares.

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For the avoidance of doubt, the compound annual interest rate of 8% shall accrue only on such balance of the subscription price taking into account the aforesaid prepayment(s) from the Completion to the date of the full payment of the Repurchase Price.

For the avoidance of doubt, calculation of the Repurchase Price together with interests and Guaranteed Return is set out in the Schedule hereto.

3.	Payment of Guaranteed Return

Agria Group hereby agrees to extend such sum(s), by way of an interest-free loan to New Hope, being in the amount equal to the difference between the Guaranteed Return and the dividends received by New Hope.

The parties agree that New Hope shall in subsequent year(s) repay the amount of outstanding principal loan, equal to any excess of the amount of any dividends received by New Hope from the Company over the Guaranteed Return.

For the avoidance of doubt, the Guaranteed Return at the rate of 5% per annum shall accrue only on such balance of the subscription price taking into account the aforesaid prepayment(s) from the Completion to the date of the full payment of the Repurchase Price.

4.	Entire Agreement

This agreement, together with the Supplemental Agreement and the Shareholders Agreement dated 28 June 2011, the Charge over Shares in Agria Asia Investments Limited dated 28 June 2011, the Personal Guaranty dated 28 June 2011 and the agreement relating to Supplemental Agreement – partial prepayment dated 14 January 2013 constitute the entire agreement between the parties in connection with their subject matter and supersede all previous agreements or understandings between the parties in connection with that subject matter.

5.	Miscellaneous

Subject as provided above, clauses 6, 7, 8, 9 and 10 of the Shareholders Agreement shall apply to this agreement with such changes as the context and circumstances require as though they were set out in full in this agreement.

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Signing page

EXECUTED as an agreement

sIGNED by AGRIA GROUP LIMITED by its duly authorised signatory:	/s/ Patrick Tsang
Signature of authorised signatory Patrick Tsang
Name of authorised signatory

sIGNED by NEW HOPE INTERNATIONAL (HONG KONG) LIMITED by its duly authorised signatory:	/s/ Wang Hang
Signature of authorised signatory Wang Hang
Name of authorised signatory

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Interest and guaranteed return calculation	Schedule

Compound interest @ 8% p.a.

Start date	End date	Year	Principle		Interest rate	Interest
29/4/2011	31/12/2012	1.68	US$	500,000	8%	US$	68,868.68
29/4/2011	5/8/2013	2.27	US$	3,500,000	8%	US$	668,513.16
29/4/2011	31/10/2013	2.51	US$	6,000,000	8%	US$	1,278,319.91

Guaranteed Return

Subscription Price		Guaranteed Return			Dividend paid					Interest-free loan
US$	20,000,000	5%	US$	1,000,000	20/4/2012	NZD	477,933.00	US$	389,990.21	US$	610,009.79

To be paid on 6/8/2013
US$
Repurchase Price of US$ 3,500,000	3,500,000.00
Interest of US$ 5,000,000for the period of 29/4/2011 to 31/12/2012	68,868.68
Interest of US$ 3,500,000 for the period of 29/4/2011 to 5/8/2013	668,513.16
Interest-free loan	610,009.79
Total	4,847,391.63

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